

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2015

Leonidas Korres
Chief Financial Officer
Navios Maritime Acquisition Corporation
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re: Navios Maritime Acquisition Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 001-34104**

Dear Mr. Korres:

We have reviewed your September 30, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Financial Statements

Note 9: Investments in Affiliates, page F-24

1. In order to help us further evaluate your September 30, 2015 response 2, please supplement your response by:

    - Providing an analysis that supports the belief you expressed in a telephone conference Friday, October 16, 2015 that Navios Maritime Midstream Partners L.P. should be viewed as similar to a corporation, notwithstanding that it is a limited partnership, for purposes of determining whether a noncontrolling investment in the limited partnership should be accounted for using the equity method. In your analysis, please identify and explain each of the legal attributes

- of Navios Maritime Midstream Partners L.P. that you believe serve to distinguish it from limited partnerships that are viewed as partnerships.
- Analyzing each ownership interest at inception of your investment and through the life of the partnership under the applicable accounting literature. For example, we note that one of the characteristics of the limited partner subordinated units is that they will automatically convert to limited partner common units through the passage of time; however it was not clear from our telephone conference whether and if so how your proposed accounting for your various ownership interests in the limited partnership contemplates this characteristic.
- Explaining whether your disclosure should be revised to more precisely, yet succinctly, describe the reason(s) for the difference in accounting for your various ownership interests in the limited partnership and if so how it should be revised.

Please ensure your analyses include specific citations to authoritative accounting literature and in each instance clarify whether the company's noncontrolling investment is within the scope of the cited literature or whether you're applying such literature by analogy (and if by analogy, why you believe the analogy to be appropriate).

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions.

Sincerely,

/s/ Lyn Shenk for

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure